Andrew L. Fabens Direct: +1 212.351.4034 Fax: +1 212.351.5237 AFabens@gibsondunn.com Client: 64230-01022

October 11, 2013

VIA EDGAR AND HAND DELIVERY

Mr. Jeffrey P. Riedler

Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Tenet Healthcare Corporation
Registration Statement on Form S-4
Filed October 7, 2013
File No. 333-191613

Dear Mr. Riedler:

On behalf of Tenet Healthcare Corporation (the “Company”), this letter responds to your letter, dated October 10, 2013 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2013 (the “Registration Statement”).  On the date hereof, the Company is filing Amendment No.1 to the Registration Statement and a revised supplemental letter.  Filed with such Amendment No. l are revised opinion of Woodburn and Wedge as Exhibit 5.1 and revised Form of Letter of Transmittal as Exhibit 99.1.  The Company’s responses are set forth in ordinary type beneath the comments of the Staff of the Division of Corporation Finance (the “Staff”) appearing in bold type.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

General

1. We note that you are registering senior notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). As such, please revise the representations included in your supplemental letter to state that you will make each person participating in the Exchange Offer aware that any broker-dealer who holds Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Outstanding Securities pursuant to the Exchange Offer, “may be a statutory underwriter.”

Please also apply this revision to the same representation as included in your letter of transmittal filed as Exhibit 99.1.

In response to the Staff’s comment, the Company has revised the supplemental letter and is filing such revised letter on the date hereof.  The Company has also revised the Form of Letter of Transmittal in accordance with the Staff’s comment and is filing such revised Form of Letter of Transmittal as Exhibit 99.1 of Amendment No. 1 to the Registration Statement on the date hereof.

Exhibit 5.1

2. We note that the legal opinion filed as Exhibit 5.1 includes language indicating that the opinion may only be used by the Company and may not be relied upon by any person other than the Company and the law firm of Gibson, Dunn & Crutcher LLP. This language serves as an inappropriate limitation on reliance. Accordingly, please revise the legal opinion filed as Exhibit 5.1 to remove this language.

In response to the Staff’s comment, Woodburn and Wedge has revised its opinion and the Company is filing such opinion as Exhibit 5.1 of Amendment No.1 to the Registration Statement on the date hereof.

* * *

Please be advised that, in the event that the Company requests acceleration of the effective date of the pending Registration Statement, the Company will acknowledge the Staff’s position that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact me at (212) 351-4034.

Sincerely,

/s/Andrew L. Fabens

Andrew L. Fabens